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                            February 8, 2022

       Dennis Logan
       Chief Financial Officer
       Planet 13 Holdings Inc.
       2548 West Desert Inn Road, Suite 100
       Las Vegas, Nevada 89109

                                                        Re: Planet 13 Holdings
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed January 26,
2022
                                                            File No. 000-56374

       Dear Mr. Logan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G filed January 26, 2022

       History of the Company
       2021 Bought Deal Offering . . . and Arrangement Agreement with Next Green Wave Holdings
       Inc., page 11

   1. Please revise here and throughout the Form 10 to provide a more complete description of
                                                        NGW's business
activities and scope of operations.
       Note 3. Significant accounting policies, page F-9
       (o) Operating segments, page F-15

   2.                                                   We note your response
to prior comment 15 and discussion on page 75 that you
                                                        "operate in a single
reportable operating segment as a vertically integrated cannabis company with
cultivation, production and distribution operations in the state of Nevada and dispensary
operations in both the state of Nevada and the state of California."
                                                        However, your response
states that you have determined that there are three operating
 Dennis Logan
Planet 13 Holdings Inc.
February 8, 2022
Page 2
      segments that have been aggregated into one reportable segment. Please revise your disclosures accordingly to be consistent with the information contained in your response.
      Further, we urge you to continually assess whether the operating segments may appropriately be aggregated into one reportable segment, since we note that the California operations have not been in existence long enough to provide the necessary information under which the economic similarity criterion pursuant to ASC 280-10-50-11 may be assessed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at 202-551-3743 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameDennis Logan
                                                           Division of
Corporation Finance
Comapany NamePlanet 13 Holdings Inc.
                                                           Office of Life
Sciences
February 8, 2022 Page 2
cc:       Mehrnaz Jalali, Esq.
FirstName LastName